Filed Pursuant to Rule 433

Registration No. 333-233483

September 9, 2019

BB&T Corporation

Pricing Term Sheet

September 9, 2019

Medium-Term Notes, Series G (Senior)

$1,100,000,000

2.200% Senior Notes due March 16, 2023

Issuer	BB&T Corporation

Security	2.200% Senior Notes due March 16, 2023

Expected Ratings*	A2/Under Review for Downgrade (Moody’s) / A-/Stable (S&P) / A+/Stable (Fitch) / AH/Positive (DBRS)

Currency	USD

Size	$1,100,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Trade Date	September 9, 2019

Settlement Date	September 16, 2019 (T+5)

Maturity	March 16, 2023

Coupon	2.200%

Payment Frequency	Semi-Annually

Interest Payment Dates	March 16 and September 16 of each year, commencing March 16, 2020

Day Count Convention	30/360

Redemption Date	February 13, 2023 (31 days prior to Maturity)

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Benchmark Treasury	1.500% US Treasury due August 15, 2022

Spread to Benchmark Treasury	+70 bps

Benchmark Treasury Spot and Yield	99-30; 1.522%

Price to Public	99.926% of face amount

Net Proceeds (Before Expenses) to Issuer	$1,098,306,000 (99.846%)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries.

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBJ1 / US05531FBJ12

Joint Book-Running Managers	BB&T Capital Markets, a division of BB&T Securities, LLC BofA Securities, Inc. RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. UBS Securities LLC

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Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The underwriters expect to deliver the notes to purchasers on or about September 16, 2019, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC, toll-free at (844) 499-2713, BofA Securities, Inc. toll-free at (800) 294-1322, RBC Capital Markets, LLC toll-free at (866) 375-6829 and SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.